

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 1, 2018

Hermann Lübbert
Chief Executive Officer
Biofrontera AG
Hemmelrather Weg 201
D-51377 Leverkusen Germany

> **Re: Biofrontera AG**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed January 26, 2018**
> **Amendment No. 2 to Registration Statement on Form F-1**
> **Filed January 31, 2018**
> **File No. 333-222546**

Dear Mr. Lübbert:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 9, 2018 letter.

Amendment No. 2 to Form F-1 filed on January 31, 2018

Prospectus Summary
Recent Developments, page 11

1.   Please tell us why you provide a preliminary estimate of annual 2017 results only for revenues when you are apparently able to provide the balance sheet information for cash, debt and equity as of January 15, 2018 in your capitalization disclosure on page 59. To the extent available, provide estimates for your other major statement of comprehensive

income and discuss the underlying drivers and trends in your preliminary estimates. Otherwise, if you cannot provide additional preliminary estimates, revise your capitalization disclosure to be as of the latest balance sheet date for which a complete set of interim or annual financial statements is provided (reflecting material transactions impacting capitalization after such date as additional pro forma adjustments) and provide the following addition disclosure surrounding your preliminary revenue estimate for 2017:

- Explain why you can provide only partial and preliminary information at this time for only your revenue caption.
- Explain why your revenues for the fourth quarter of 2017 of €4.7 to €4.9 million are significantly higher than those of the third quarter of 2017 and appear to set a differing trend.
- Explain whether other major captions on your statement of comprehensive income are expected to exhibit similar trending and, if not, explain why not.

The Offering, page 16

2.   We note your response to comment 1. As currently written, it is unclear how many shares are being offered in the subscription rights offering and the number of shares you have assumed will be offered in the U.S. or how you have estimated the number of shares in the U.S. offering. Please revise your document to clearly state the number of shares for which rights have been issued in the subscription rights offering, the estimated number of ADSs that will be offered in the U.S. for purposes of your disclosure and the assumptions used to determine the number of ADSs.

3.   We note your disclosure on page 144 that your management board is authorized to increase your share capital by issuing up to 6,000,000 new ordinary registered shares. Please revise your disclosure to clarify, if true, that the offering of 6,000,000 ordinary shares includes any shares that may be issued pursuant to the underwriters' overallotment option. Alternatively, please expand your disclosure to include your authority to issue the maximum number of ordinary shares offered in the combined offering.

Risk Factors, page 20

4.   It appears your ability to offer more than 44,859 ADSs is dependent on recipients of subscription rights opting not to exercise their rights. Please add a risk factor discussing the potential impact on the liquidity of your ADSs if more subscription rights are exercised than you have estimated. Alternatively, please tell us why you believe such disclosure is not required.

5.   We note you have applied to the list the ADSs on the NASDAQ Capital Market. Please tell us whether your offering is contingent on obtaining this listing. If it is not, please include a risk factor disclosing the potential consequence if you do not obtain the listing

of your ADSs.

Use of Proceeds, page 56

6.   We note that you expect your estimated net proceeds from this offering will be $12.07 million or $14.14 million if the over-allotment option is exercised. Please revise your disclosure to clarify the net proceeds from the subscription rights offering.

Capitalization, page 59

7.   Please tell us why it is appropriate to assume full exercise of the underwriters' over-allotment option in your capitalization table instead of presenting the impact of potential exercise in a footnote to your table.

Dilution, page 61

8.   Please tell us how you computed your dilution as presented in this filing and explain to us why it is based on 5,625,150 ordinary shares being issued as opposed to the 6,000,000 ordinary shares disclosed in Capitalization.

Business
History of Clincial Trials for Ameluz and BF-RhodoLED Lamp, page 97

9.   We note your disclosure concerning the twelve month follow up results from your Phase III trial of Ameluz in combination with daylight PDT compared to Metvix. Please remove the statement that results identified improved efficacy, as the determination of efficacy is within the authority of the U.S. Food and Drug Administration and comparable regulatory bodies. You may present the data from clinical trials but not your conclusions that the data demonstrates efficacy.

Legal Proceedings, page 111

10.   Please expand your disclosure to include the nature of the claim and potential impact of the shareholder proceeding to appoint a special auditor in connection with your collaboration and partnership agreement with Maruho.

        You may contact Mark Brunhofer at (202) 551-3638 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Christine Westbrook at (202) 551-5019 or Suzanne Hayes at (202) 551-3675 with any other questions.

                                                Division of Corporation Finance
                                                Office of Healthcare & Insurance

Hermann Lübbert
Biofrontera AG
February 1, 2018
Page 4

cc: Stephen Older